LIVEREEL MEDIA CORPORATION
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual meeting (the “Meeting”) of shareholders of LiveReel Media Corporation (the “Corporation”) will be held at 121 King Street West, Suite 2150, Toronto, Ontario, Canada on Wednesday, December 28, 2011 at 8:30 a.m. (Toronto time) for the following purposes:

1.	TO RECEIVE the consolidated financial statements of the Corporation for the fiscal year ended June 30, 2011, together with the auditors’ report thereon.

2.	TO RE-APPOINT auditors of the Corporation and authorize the directors to fix the remuneration of the auditors.

3.	TO ELECT directors of the Corporation.

4.	TO TRANSACT such further and other business as may properly come before the Meeting or any adjournment thereof.

Copies of the management information circular (the “Circular”), form of proxy, supplemental mailing card and the financial statements of the Corporation for the year ended June 30, 2011, together with the report of the auditors thereon, accompany this notice.  The specific details of the matters proposed to be put before shareholders at the Meeting are set forth in the Circular accompanying and forming part of this notice.  Shareholders are directed to read the Circular carefully in evaluating the matters for consideration at the Meeting.

All shareholders of record at the close of business on November 28, 2011 are entitled to vote their common shares at the Meeting or at any adjournment thereof, either in person or by proxy.

Shareholders who are unable to attend the Meeting in person are requested to complete, sign and date the accompanying form of proxy in accordance with the instructions provided therein and in the Circular and return it in the envelope provided for that purpose.

DATED this 25th day of November, 2011.
BY ORDER OF THE BOARD

	By:	/s/ Jason D. Meretsky
(signed) “Jason D. Meretsky”
Chief Executive Officer

LIVEREEL MEDIA CORPORATION

MANAGEMENT INFORMATION CIRCULAR FOR THE ANNUAL

MEETING OF SHAREHOLDERS TO BE HELD ON WEDNESDAY, DECEMBER 28, 2011

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

LiveReel Media Corporation (the "Corporation") is a corporation existing under the laws of Canada.  The solicitation of proxies and the transactions contemplated in this management information circular (the “Circular”) involves securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws.  The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not application to the Corporation or this solicitation and therefore this solicitation is not being effected in accordance with U.S. securities laws.  Shareholders should be aware that disclosure requirements under Canadian laws may be different from such requirements under U.S. securities laws.  Shareholders should also be aware that requirements under Canadian laws may differ from requirements under United States corporate and securities laws relating to U.S corporations.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Corporation exists under the laws of Canada, that some or all of its officers and directors are not residents of the United States and that all or a substantial portion of its assets may be located outside the United States.  You may not be able to sue a Canadian company or its officers or directors in a Canadian court for violations of U.S. securities laws.  It may be difficult to compel a Canadian company and its affiliates to subject themselves to a judgment by a U.S. court.

NO SECURITIES REGULATORY AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

CAUTIONARY STATEMENT WITH RESPECT
TO FORWARD LOOKING STATEMENTS

This Circular contains forward-looking statements.  Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the Corporation’s plans, objectives, expectations and intentions and other statements including words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.  These forward-looking statements are based on certain assumptions and reflect the Corporation’s current expectations.  The reader should not place undue reliance on them.  They involve known and unknown risks, uncertainties and other factors that may cause them to differ materially from the anticipated future results or expectations expressed or implied by such forward-looking statements.  Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Important factors that could cause the actual results to differ materially from the Corporation’s expectations are disclosed in more detail set forth under the heading “Risk Factors’ in Part D of Item 3 of the Corporation’s Form 20F for the 2011 fiscal period and under the heading “Risk Factors” in the Management Discussion and Analysis for the Corporation’s 2011 fiscal period, both of which are filed on SEDAR and EDGAR, respectively.  Our forward looking statements are expressly qualified in their entirety by this cautionary statement.  The Corporation has no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

INFORMATION CONTAINED IN THIS CIRCULAR

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to any relevant legal, tax, financial or other matters in connection herewith.

GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

This management Circular and accompanying form of proxy are furnished in connection with the solicitation, by management of the Corporation, of proxies to be used at the annual meeting of shareholders of the Corporation (the "Meeting") referred to in the accompanying Notice of Annual Meeting of Shareholders (the "Notice") to be held on Wednesday, December 28, 2011, at the time and place and for the purposes set forth in the Notice. The solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone by directors and/or officers of the Corporation at nominal cost.  The cost of solicitation by management will be borne by the Corporation.  Pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of the common shares of the Corporation (“Common Shares”).  The cost of any such solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation.  Each shareholder has the right to appoint a person, who need not be a shareholder of the Corporation, other than the persons named in the enclosed form of proxy, to represent such shareholder at the Meeting or any adjournment thereof.  Such right may be exercised by inserting such person's name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy.  All proxies must be executed by the shareholder or his or her attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.  The completed form of proxy must be deposited with Equity Financial Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1, before 8:30 a.m. (Toronto time) not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) before the time of holding the Meeting, or delivered to the chairman (or person acting in such capacity) of the board of directors (the “Chairman”) on the day of the Meeting, prior to the commencement of the Meeting or any adjournment thereof.

A shareholder who has given a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by such proxy and may do so either: (1) by delivering another properly executed form of proxy bearing a later date and depositing it as aforesaid; (2) by depositing an instrument in writing revoking the proxy executed by him or her: (a) with Equity Financial Trust Corporation at any time up to and including 4:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used; or (b) with the Chairman of the Meeting on the day of the Meeting, prior to the commencement of the Meeting or any adjournment thereof; or (3) in any other manner permitted by law.

NON-REGISTERED HOLDERS

Only registered holders of Common Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting.  However, in many cases, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(A)
in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans; or

(B)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation has distributed copies of the Circular and the accompanying Notice, form of proxy, supplemental mailing card and annual report of the Corporation containing the financial statements of the Corporation for the fiscal year ended June 30, 2011, together with the report of the auditors thereon, and management’s discussion and analysis (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders of Common Shares.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Intermediaries will generally use service companies (such ADP Investor Communications Fund (“ADP IC”)) to forward the Meeting Materials to Non-Registered Holders.  Generally, a Non-Registered Holder who has not waived the right to receive Meeting Materials will receive either a voting instruction form or, less frequently, a form of proxy.  The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own.  Non-Registered Holdings should follow the procedures set out below, depending on the type of form they receive:

(1)
Voting Instruction Form.  In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form.  If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form.  Voting instruction forms can be returned by mail, voted by telephone or through the internet at www.proxyvote.com.  If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Holders’ behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder; or

(2)
Form of Proxy.  Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by facsimile, stamped signature) which is restricted as to the number of common shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Holder’s behalf), the Non-Registered Holder must complete the form of proxy and deposit it with Equity Financial Trust Company as described above.  If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the Non-Registered Holder must strike out the persons named in the proxy and insert the Non-Registered Holder (or such other person’s) name in the blank space provided.

In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those regarding when and where the proxy or the voting instruction form is to be delivered.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

EXERCISE OF DISCRETION BY PROXIES

Shares represented by properly executed proxies in favour of the persons named in the enclosed form of proxy will be voted on any ballot that may be called for and, where the person whose proxy is solicited specifies a choice with respect to the matters identified in the proxy, the shares will be voted or withheld from voting in accordance with the specifications so made.  Where shareholders have properly executed proxies in favour of the persons named in the enclosed form of proxy and have not specified in the form of proxy the manner in which the named proxies are required to vote the shares represented thereby, such shares will be voted in favour of the passing of the matters set forth in the Notice. The enclosed form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice and with respect to other matters that may properly come before the Meeting.  At the date hereof, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.  However, if any other matters which at present are not known to management of the Corporation should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

INTERPRETATION

Unless otherwise specified herein, all references to dollar amounts shall be to Canadian dollars.  The prefix “U.S.” before a specified dollar amount designates United States dollars.

The information contained herein is provided as of November 30, 2011, unless indicated otherwise.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of Common Shares in the capital of the Corporation.  As at November 30, 2011, 23,521,744 Common Shares were issued and outstanding.

The Corporation has fixed November 28, 2011 as the record date (the “Record Date”) for the persons entitled to receive notice of the Meeting.  The Corporation shall prepare a list of all persons who are registered holders of Common Shares on the Record Date and the number of Common Shares registered in the name of each holder on such date.  Each holder of Common Shares is entitled to be present at the Meeting and to one vote for each Common Share registered in the name of such holder in respect of each matter to be voted upon at the Meeting.

A quorum for the transaction of business at the Meeting is the presence of two shareholders of the Corporation holding Common Shares, present in person or a duly appointed proxyholder.

To the knowledge of the directors and officers of the Corporation, the following table sets out the names of all persons who beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Common Shares:

Name of Beneficial Owner	Total Number of Common Shares Held	Percentage of Outstanding Common Shares (2)

Mad Hatter Investments Inc. (1) Toronto, Ontario	13,692,588	58.2%

Notes:

(1)	As at November 30, 2011, the Corporation had 23,521,744 issued and outstanding Common Shares. Each Common Share carries the right to one vote per share.

(2)
Does not include LDL Corp., LEO Capital Inc. and 1530403 Ontario Inc., each which is related to Mad Hatter Investments Inc., own 549,385 (or 2.3%), 950,000 (or 4.0%) and 475,000 (or 2.0%) of the issued and outstanding Common Shares, respectively.

Compensation Discussion and Analysis

In this Information Circular, a Named Executive Officer (or “NEO”) means each of the following individuals: (i) the Corporation’s Chief Executive Officer; (ii) the Corporation’s Chief Financial Officer (or the person acting in a similar capacity); (iii) each of the Corporation’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and Chief Financial Officer, at the end of fiscal 2011 whose total compensation was, individually, more than $150,000 for fiscal 2011; and (iv) each individual who would be an NEO under (iii) above, but for the fact that he or she was neither an executive officer of the Corporation, nor serving in a similar capacity, at the end of fiscal 2011.

Compensation Philosophy and Objectives

In light of the Corporation’s small size and limited financial resources, executive compensation is comprised of only base salary, which is deliberately kept at below markets levels.  Management continues to explore other investment opportunities both inside and outside the film industry in order to potentially increase our return to shareholders.   To date, the Company has not yet identified or selected any additional specific investment opportunity or business.  If such a transaction is consummated, the Corporation will re-evaluate the executive management salary and compensation philosophy and objectives.

Composition and Role of the Compensation Committee

The Company does not currently have a Compensation Committee. The directors determined that, in light of the Company’s size and resources, setting up such a committee would be too expensive for the Company at this time and not be productive. The Company has, however, set up an Independent Review Committee of the Board to review and approve all non-arms' length contracts. This Committee has the same composition as the Audit Committee, and is currently comprised of the two independent directors - Ms. Janice Barone and Ms. Diana van Vliet.

Elements of Compensation

The Corporation’s executive compensation program is comprised of base salary only, which is deliberately kept at below market levels.  No industry benchmarking is used.  Management has no options, short-term incentive plans, bonus entitlements, perquisites or other benefits.

Jason D. Meretsky, the Corporation’s existing Chief Executive Officer, is entitled to receive $2,500 per month for various consulting services pursuant to a consulting contract (the “Meretsky Agreement”).  Total fees paid to Jason Meretsky for serving as Chief Executive Officer for the fiscal year ended June 30, 2011 was $30,000.  Mr. Meretsky does not hold any options in the Corporation.

Stephen Wilson, the Corporation’s existing Chief Financial Officer, has been paid on a per work basis since May 31, 2010.  Total fees paid to Stephen Wilson for the fiscal year ended June 30, 2011 was $15,000.  Mr. Wilson does not hold any options in the Corporation.

Potential Payments Upon a Change in Control or Termination

The Corporation entered into a consulting agreement with Jason D. Meretsky pursuant to which he was hired as Chief Executive Officer of the Corporation effective March 31, 2010.  The Meretsky Agreement is terminable on 30 days advance notice, thereby requiring a payment of $2,500 from the Corporation.

There are no other payments to executive management resultant on a change in control or termination.

Compensation Plan Changes for Fiscal 2011

There were no increases in any compensation to executive management in fiscal 2011.

Summary Compensation Table

The following table sets forth the compensation paid or awarded to the Named Executive
Officers for the fiscal year ended June 30, 2011:

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($) (1)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($) (2) (3)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Jason D. Meretsky Chief Executive Officer	2011 2010 2009	30,000 7,500 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	30,000 7,500 Nil
J. Stephen Wilson Chief Financial Officer	2011 2010 2009	15,000 55,000 60,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	15,000 55,000 60,000

Notes:

(1)	Refers to stock options (“Options”) to purchase Common Shares granted pursuant to the Corporation’s Stock Option Plan (as hereinafter defined).

(2)	The aggregate value of all other compensation paid to the Named Executive Officers did not exceed $50,000 or 10% of the total of such officers' respective salary in any year.

(3)
From time to time, Mr. Meretsky provides legal services to the Corporation.  For the fiscal year ended June 30, 2011, a law firm affiliated with the Chief Executive Officer was paid $17,594 for legal services (inclusive of disbursements).

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all awards outstanding for each of the Named Executive Officers as of June 30, 2011:

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercised price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested ($)
Jason D. Meretsky Chief Executive Officer	Nil	Nil	Nil	Nil	Nil	Nil
J. Stephen Wilson Chief Financial Officer (2)	Nil	Nil	Nil	Nil	Nil	Nil

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth the value of all incentive plan awards vested or earned for each Named Executive Officer during the fiscal year ended June 30, 2011

Name	Option-based awards — Value vested during the year ($) (1)	Share-based awards — Value vested during the year ($)(2)	Non-equity incentive plan compensation — Value earned during the year ($)
Jason D. Meretsky Chief Executive Officer	Nil	Nil	Nil
J. Stephen Wilson Chief Financial Officer	Nil	Nil	Nil

Notes:

(1)	Based upon the difference between the exercise price and the closing price for the Common Shares on the OTCBB on the vesting date of the options granted.

(2)	The Corporation has no plan under which it grants Share-based Awards, and no such awards were made or vested during the year.

Pension Plan Benefits

No benefits were paid, and no benefits are proposed to be paid to any of the Named Executive Officers of the Corporation under any pension or retirement plan.

No deferred compensation plans were paid, and no benefits are proposed to be paid to any of the Named Executive Officers of the Corporation under a deferred compensation plan.

Director Compensation

Directors who are not officers of the Corporation received no fees or other compensation for the fiscal period ended June 30, 2011.  No director fees are currently contemplated for the current year.  Directors are entitled to reimbursement of certain out-of-pocket costs.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

There are no option-based awards or share-based award outstanding for any Director as of June 30, 2011.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth the value of all incentive plan awards vested or earned for each of the Directors, not including those Directors who are also Named Executive Officers, during the financial year ended June 30, 2011:

Name	Option-based awards — Value vested during the year (1) ($)	Share-based awards — Value vested during the year (2) ($)	Non-equity incentive plan compensation — Value earned during the year (3) ($)
Janice Barone	Nil	Nil	Nil
Diana van Vliet	Nil	Nil	Nil

Notes:

(1)	No stock options have been issued to any Directors. See “Securities Based Compensation – Stock Option Plan”.

(2)	The Corporation has no plan under which it grants Share-Based Awards, and no such awards were made or vested during the year.

(3)	The Corporation has no Non-Equity Incentive Plan for directors, and no such awards were made or earned during the year.

Directors’ and Officers’ Liability Insurance

Effective June 13, 2011, the Corporation renewed its existing directors’ and officers’ liability insurance with a policy limit of $2,000,000 per occurrence in each policy year, subject to a deductible of $50,000 per occurrence, depending on the circumstances, in respect of claims made thereunder by the Corporation. Pursuant to this policy, the Corporation is reimbursed for payments made under corporate indemnity provisions on behalf of its directors and officers, and individual directors and officers are reimbursed for losses arising during the performance of their duties for which they are not indemnified by the Corporation.  The total annual premium for the policy is $14,000 (2010 - $14,000) which was paid in three instalments by the Corporation.

Security Based Compensation – Stock Option Plan

There are no stock options issued pursuant to the Corporation stock option plan (the “Stock Option Plan”) and none are contemplated to be issued to directors, officers, consultants and employees of the Corporation and its subsidiaries.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides information about the Corporation’s equity compensation plans as of the end of the Corporation’s 2011 fiscal year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders (1)	Nil	Nil	Nil
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	Nil	Nil	Nil

Notes:

(1)	See “Compensation of Executive Officers”.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation’s corporate governance practices have attempted to ensure that the Management is able to draw assistance from individual Board members as well as seek advice from the Board as a whole, when circumstances require it.  In accordance with National Instrument 58-101 Disclosure of Corporate Governance Practices, the Corporation is required to disclose on an annual basis its approach to corporate governance.  The Corporation’s corporate governance practices have been and continue to be in compliance with applicable Canadian requirements.  Where the Corporation does not so comply, it believes non-compliance is justifiable and its reasoning is provided.  Corporate governance guidelines change from time to time.  The Board does monitor pending regulatory initiatives and developments in the corporate governance area and will address them as appropriate. The Board has approved the description of the Corporation’s approach to corporate governance as outlined in Schedule “A” to this Circular.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director or officer of the Corporation and no associate of any director or officer of the Corporation was indebted to the Corporation at any time during the year ended June 30, 2011.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS OTHER THAN UNDER SECURITIES PURCHASE PROGRAMS

There is currently no outstanding indebtedness of any director, executive officer or senior officer to the Corporation.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director, officer or proposed nominee for election as a director of the Corporation and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the beginning of the Corporation's last completed fiscal year or in any proposed transaction which, in either such case has materially affected or will materially affect the Corporation other than the following:

(i)
the Corporation incurred legal fees of $21,910 in the twelve months ended June 30, 2011, of which $17,594 (including disbursements) were paid to a law firm affiliated with the Chief Executive Officer for review of the Corporation’s various public filings and general corporate matters;

(ii)
on July 21, 2011 the Corporation entered into an unsecured loan agreement with its largest shareholder, Mad Hatter Investments Inc., and another related entity, 1057111 Ontario Limited, in the aggregate principal amount of $50,000.  The loan has a term of approximately 12 months ending July 31, 2012, accrues interest at 10% per annum until maturity, and is convertible at the option of the holder  into common shares of the Corporation at $0.10 per share; and

(iii)
on November 23, 2011, the Corporation entered into a secured loan agreement with Enthrive Inc., a related party by virtue of having certain common controlling shareholders, in the principal amount of $50,000.  The loan has a term of 18 months or upon the sale or change of control of the Corporation, accrues interest at 10% per annum until maturity, and is convertible at the option of the holder  into common shares of the Corporation at $0.10 per share.  The loan is secured against the assets of the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	Financial Statements

The audited financial statements of the Corporation for the current fiscal year ended June 30, 2011 and the report of the auditors thereon accompanies this Circular.

2.	Appointment of Auditors

Schwartz Levitsky Feldman LLP, Chartered Accountants, have been the auditors of the Corporation since the fiscal year ended June 30, 2006.  Unless the shareholder directs that his or her Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy intend to vote for the reappointment of Schwartz Levitsky Feldman LLP, as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

In the past, the directors have negotiated with the auditors of the Corporation on an arm's-length basis in determining the fees to be paid to the auditors. Such fees have been based on the complexity of the matters in question and the time incurred by the auditors. The directors believe that the fees negotiated in the past with the auditors of the Corporation were reasonable and in the circumstances would be comparable to fees charged by other auditors providing similar services.

3.	Election of Directors

The Board presently consists of three (3) directors, to be elected annually.  In accordance with the Business Corporation Act (Canada) (the “Act”), the directors are authorized from time to time to fix the number of directors between a minimum of three (3) and a maximum of ten (10) directors, without the prior consent of shareholders.  The provisions of the Act require that a corporation which offers its securities to the public have a minimum of three (3) directors.  The size of the Board will be fixed at three (3) persons.  Unless the shareholder directs that his or her Common Shares be otherwise voted or withheld from voting in connection with the election of directors, the persons named in the enclosed form of proxy will vote for the election of the three (3) nominees whose names are set forth below.  Management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting or any adjournment thereof, it is intended that discretionary authority shall be exercised by the persons named in the enclosed form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve.  Each director elected will hold office until the close of business of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the Corporation’s by-laws and the Act.

The following table sets out the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Corporation held by each of them, the principal occupation or employment of each of them for the past five years, the year in which each was first elected a director of the Corporation and the approximate number of Common Shares that each has advised are beneficially owned or subject to his or her control or direction:

Name	Office and Principal Occupation (1)	Director Since	Common Shares Beneficially Held or Over Which Control is Exercised
JASON D. MERETSKY (2) (4) Ontario, Canada	Chief Executive Officer of the Corporation Lawyer, Meretsky Law Firm	March 31, 2010	250,000
JANICE BARONE (2) (3) (5) Ontario, Canada	Director of the Corporation Executive Finance Assistant, Icarus Investment Corp. (private investment holding company)	March 31, 2010	Nil
DIANA VAN VLIET (2) (3)(6) Ontario, Canada	Director of the Corporation Corporate Secretary, LDL Corp. (private investment firm)	March 31, 2010	Nil

Notes:

(1)	During the past five years, each of the directors of the Corporation has been engaged in his current principal occupation as specified above or as otherwise set forth herein.

(2)
Denotes member of Audit Committee. While Mr. Meretsky would not be considered an independent director under an objective test in that he serves as a consultant in the capacity of the Corporation’s Chief Executive Officer since March 31, 2010; however, the Board of Directors has made a subjective determination that no relationships exist which would interfere with the exercise of independent judgment in Mr. Meretsky carrying out the responsibilities of a director.

(3)	The Corporation does not have a Compensation Committee or Corporate Governance Committee. See National Instrument 58-101 Disclosure of Corporate Governance Practices attached as Schedule “A”.

(4)
Mr. Jason Meretsky joined the board on March 31, 2010. He also assumed the role of chief executive officer and corporate secretary effective the same date. Mr. Meretsky has practiced law at Meretsky Law Firm based in Toronto, Canada since July 2009 as well as participated in various other entrepreneurial pursuits.  Prior to that, he served as Executive Vice President, Corporate Development of Avid Life Media Inc., a Canadian-based online media company (2008 - 2009) and Vice President and General Counsel of Enghouse Systems Ltd. (TSX: ESL), a public enterprise technology company (2004 - 2008).  Prior thereto, Mr. Meretsky practiced corporate and securities law as a partner with Goodman and Carr LLP, a Toronto-based law firm.  Mr. Meretsky currently serves on the board of directors of CECO Environmental Corp. (since May 2010) (Nasdaq: CECE), an air pollution control technology company, and Biosign Technologies Inc. (TSXV: BIO), a provider of biomedical systems including intelligent systems for noninvasive monitoring of common health risks associated with blood pressure, life style, and medication.  Mr. Meretsky also holds positions on several currently inactive private companies, including President, Secretary and Director of Primera Realty Corporation (since 1992) and Chief Executive Officer and Director of Home Staging Corporation and its subsidiaries (since 2009).  Mr. Meretsky completed the Joint J.D./M.B.A Program from the Schulich School of Business at York University and from Osgoode Hall Law School, and is a member in good standing of the Law Society of Upper Canada.

(5)
Ms. Janice Barone joined the board as an independent director on March 31, 2010. Ms. Barone has over 20 years of banking and financial service experience.  Currently, Ms. Barone is the Executive Finance Assistant of Icarus Investment Corp., a private investment holding company (2009 – present).  From 2006 to 2009, Ms. Barone was the Personal Assistant to the Chairman and CEO of Kaboose Inc. (TSX: KAB), a family focused online media company which was previously listed on the Toronto Stock Exchange.  Prior thereto, Ms. Barone had various roles in personal and corporate banking at HSCB and its predecessors banks (1995 – 2004).

(6)
Ms. Diana van Vliet joined the board as an independent director on March 31, 2010. She has been employed in the investment banking business since 1987 and has experienced in retail and institutional account care, back office operations, compliance and syndication.  Ms. Van Vliet has worked as Corporate Secretary with LDL Corp., a private investment firm since April 2003.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of the Meeting.  However, if any other matters which are not now known to management should properly come before the Meeting, the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

AUDIT COMMITTEE INFORMATION

Disclosure required by Multilateral Instrument 52-110-Audit Committees may be found in Part C of Item 6 and Item 16 of the Corporation’s 2011 Form 20F, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the 2011 Form 20F.

ADDITIONAL INFORMATION

A copy of this Circular has been sent to each director of the Corporation, to the applicable regulatory authorities, to each shareholder entitled to notice of the Meeting and to the auditors of the Corporation.

Additional information relating to the Corporation is available on SEDAR at www.sedar.com and EDGAR at www.edgar.com.  A comprehensive description of the Corporation and its business as well as a summary of the risk factors applicable to the Corporation are set out in the Corporation’s latest available Form 20F which has been filed on SEDAR and EDGAR, respectively.  Financial information is provided in the Corporation’s comparative annual consolidated financial statements and accompanying management’s discussion and analysis for the fiscal year ended June 30, 2011, have been filed on SEDAR and EDGAR, respectively.  Copies of the Corporation’s 2011 Form 20F, together with one copy of any document or the pertinent pages of any document incorporated by reference in the 2011 Form 20F; the Corporation’s most recently filed annual consolidated financial statements, together with the accompanying report of the auditor, and any of the Corporation’s interim consolidated financial statements that have been filed for any period after the end of the Corporation’s most recently completed financial year; annual and interim management’s discussion and analysis and this Circular are available without charge to shareholders of the Corporation, upon request, from the Corporation’s Investor Relations department:

LiveReel Media Corporation
Investor Relations
2300 Yonge Street, Suite 1710
Toronto, Ontario M4P 1E4, Canada

Telephone: (416) 593-6543
Facsimile: (416) 480-2803

DIRECTORS' APPROVAL

Each of the contents of this Circular and the delivery thereof to the shareholders of the Corporation has been approved by the Board of Directors of the Corporation.

DATED the 25th day of November, 2011.
ON BEHALF OF THE BOARD OF DIRECTORS

(signed) “Jason D. Meretsky”
Chief Executive Officer

SCHEDULE "A"

NATIONAL INSTRUMENT 58-101
(FORM 58-101F2)

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

1.	Board of Directors

Disclose how the board of directors facilitates its exercise of independent supervision over management including:

a.	the identity of directors that are independent; and

The board of directors of the Corporation (the “Board of Directors” or the “Board”) considers that Janice Barone and Diana van Vliet are independent according to the definition of “independence” set out in National Instrument 52-110 Audit Committees as it applies to the Board of Directors.

b.	the identity of directors who are not independent, and the basis for that determination.

The Board of Directors considers that Jason D. Meretsky is not independent in that he is a senior officer of the Corporation.

2.	Directorships

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are currently directors or trustees, as the case may be, of other issuers that are reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Name of Director	Issuer
Jason D. Meretsky	Biosign Technologies Inc. CECO Environmental Corp.

3.	Orientation and Continuing Education

Describe what steps, if any, the Board takes to orient new board members, and describe any measures the board takes to provide continuing education for directors.

While the Corporation does not have a formal orientation program for new members of the Board, the Chief Executive Officer and other members of senior management are and will continue to be available to Board members to discuss the Corporation’s business and assist in the orientation and education of Board members as required.

The Board does not formally provide continuing education to its directors. The Board of Directors relies on professional assistance when judged necessary in order to be educated/updated on a particular topic.

4.	Ethical Business Conduct

Describe what steps, if any, the Board takes to encourage and promote a culture of ethical business conduct.

On February 9, 2007, the Corporation adopted a Code of Ethics that applies to our principal executive officer and principal financial officer, or persons performing similar functions, a copy of which was filed publicly.  A copy of our Code of Ethics will be provided to any person requesting same without charge.  To request a copy of the Corporation’s Code of Ethics, please make a written request to the Corporation’s Chief Financial Officer, LiveReel Media Corporation, 2300 Yonge Street, Suite 1710, PO Box 2408, Toronto, Ontario, Canada, M4P 1E4.

Given the small size of management and the Board, the Corporation is able to informally monitor compliance with the Code of Ethics.  Directors have open dialogue with management and any Board member may speak at any time with the Chief Financial Officer or the auditors of the Corporation.

5.	Nomination of Directors

Disclose what steps, if any, are taken to identify new candidates for the board nomination, including: (i) who identifies new candidates, and (ii) the process of identifying new candidates.

There is no formal process at present given the small size of the business and Board.   The identification of new candidates for board nomination begins with the approval by the Board of an outline of the skill-sets and background which are desired in a new candidate.  Board members or management may suggest candidates for consideration.  Prospective candidates would then be interviewed by the Board members on an ad hoc basis. An invitation to join the Board is extended only after the Board and the Independent Review Committee, which is currently comprised of the two independent directors, namely, Ms. Janice Barone and Ms. Diana van Vliet, has reached a consensus on the appropriateness of the candidate.

6.	Compensation

Disclose what steps, if any, are taken to determine compensation for the directors and CEO, including: (i) who determinate compensation, and (ii) the process of determining compensation.

The Corporation does not currently have a Compensation Committee. The directors determined that, in light of the Corporation’s size and resources, setting up such a committee would be economical or practical for the Corporation given its small size at the present time. The Corporation has, however, set up an Independent Review Committee of the Board to review and approve all non-arms' length contracts. This Committee has the same composition as the Audit Committee, and is currently comprised of the two independent directors, namely Ms. Janice Barone and Ms. Diana van Vliet. With respect to the compensation of the Corporation’s officers, see “Report on Executive Compensation” above.

7.	Other Board Committees

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Other than the Audit Committee, the Board has an Independent Review Committee as explained above. A description of the functions carried out by the Independent Review Committee is described in Items 6 and 7 above.

8.	Assessments

Disclose what steps, if any, that the Board takes to satisfy itself that the Board, its committees, and its individual directors are performing effectively.

The Board, its committees and individual directors are not regularly assessed.  Given the small size of the Board and management team, the Corporation has decided to proceed on a more informal basis.

LIVEREEL MEDIA CORPORATION

ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 28, 2011

PROXY SOLICITED BY
MANAGEMENT OF LIVEREEL MEDIA CORPORATION

The undersigned shareholder of LIVEREEL MEDIA CORPORATION (the "Corporation") hereby nominates and appoints Jason D. Meretsky, Chief Executive Officer, or failing him, Janice Barone, director of the Corporation, or instead of either of the foregoing,                                  as proxy for the undersigned, with power of substitution, to attend, act and vote on behalf of the undersigned at the annual meeting of shareholders of the Corporation to be held on December 28, 2011 (the "Meeting") and at any adjournment or adjournments thereof, in the same manner, to the same extent and with the same power as if the undersigned were present and, without limiting the general authorization given, the person indicated above is specifically directed to vote on behalf of the undersigned in the following manner:

1.	VOTE FOR ( ) or WITHHOLD FROM VOTING ( ) in respect of the appointment of auditors of the Corporation and the authorization of the directors to fix the remuneration of the auditors.

2.	VOTE FOR ( ) or WITHHOLD FROM VOTING ( ) in respect of the election of directors.

3.	VOTE on any other business that may properly come before the Meeting or any adjournment thereof.

DATED this___ day of ____, 2011.

Signature of Shareholder

Name of Shareholder (please print)

- SEE NOTES ON BACK -

NOTES:

1.
Each shareholder has the right to appoint a person (who need not be a shareholder) to act for him and on his behalf of the Meeting, or any adjournment thereof, other than the persons designated in this form of proxy.  Such right may be exercised by striking out the names of the specified persons and by inserting in the blank space provided the name of the person to be appointed.

2.
The shares represented by this proxy will be voted on any poll or ballot that may be called for at the Meeting and where a choice is specified by the shareholder, the shares shall be voted accordingly and where no choice is specified, the shares shall be VOTED IN FAVOUR. This proxy confers authority in the named representatives to vote in their discretion with respect to amendments or variations to the matters identified in the notice of meeting accompanying this form of proxy or other matters which may properly come before the Meeting or any adjournment thereof.

3.
This proxy will not be valid unless it is SIGNED by the shareholder or by his attorney duly authorized by him in writing, or in the case of a corporation, if executed under the corporate seal or by a duly authorized officer or attorney. IF THE INSTRUMENT OF PROXY IS EXECUTED BY AN ATTORNEY FOR AN INDIVIDUAL SHAREHOLDER OR JOINT SHAREHOLDERS, OR BY AN OFFICER OR ATTORNEY OF A CORPORATE SHAREHOLDER NOT UNDER ITS CORPORATE SEAL, THE INSTRUMENT SO EMPOWERING THE OFFICER OR OFFICERS OR ATTORNEY, AS THE CASE MAY BE, OR A NOTARIAL COPY THEREOF, SHOULD ACCOMPANY THE FORM OF PROXY. If these instructions are not followed, the Chairman of the Meeting may determine that this proxy is unacceptable.

4.	The name of the shareholder executing this proxy must appear exactly as it is shown on the affixed label. If shares are held jointly, any one of the joint owners may execute this proxy.

5.
If shares are registered in the name of an executor, administrator, trustee or similar holder, such holder must set out his full title and sign the proxy exactly as registered. If shares are registered in the name of a deceased or other shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the shareholder must be attached to the proxy.

6.	Shareholders whose shares are registered in the name of a securities dealer, bank, trust company or other intermediary should follow the directions provided by their intermediary for filing proxies.

7.
Proxies will not be used at the meeting or any adjournment thereof unless received by the Corporation or the Corporation's transfer agent at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the time for holding the Meeting or any adjournment thereof. Please mail, fax or deliver your proxy to the Corporation's transfer agent, EQUITY FINANCIAL TRUST COMPANY, at 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1, Fax: (416) 595-9593.

8.	This proxy revokes and supersedes all proxies of an earlier date. This proxy ceases to be valid one year from its date.

9.	Please date this proxy. If not dated, this proxy shall be deemed to be dated on the day on which it is mailed to shareholders.

10.	If your address as shown is incorrect, please give your correct address when returning this proxy.

LIVEREEL MEDIA CORPORATION
 (the “Corporation”)

Supplemental Mailing List Card

TO:  REGISTERED AND BENEFICIAL SHAREHOLDERS OF THE CORPORATION

National Instrument 54-102 Interim Financial Statement and Report Exemption provides beneficial shareholders with the opportunity to elect annually to have their name added to a supplemental mailing list maintained on behalf of the Corporation in order to receive interim and/or annual financial statements of the Corporation.  If you are interested in receiving such statements or other selective shareholder communications, please complete and return this form (by regular mail or by facsimile) to the Corporation’s transfer agent, Equity Financial Trust Company, at the address or facsimile number noted below:

Name:
(Please Print)

Address:

Please add my name to the Supplemental Mailing List for LiveReel Media Corporation and send me the financial statements as indicated below:  [check applicable box(es)]

☐ Interim Financial Statements
☐ Annual Financial Statements

By signing below, the undersigned certifies that it is a shareholder of the Corporation.

Signature: ______________________________________________

Date:  __________________________________________________

RETURN TO:                        Equity Financial Trust Company
200 University Avenue
Suite 400
Toronto, Ontario
M5H 4H1

Facsimile:  (416) 595-9593